Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES POSITIVE FEASIBILITY ON CASINO

$2.3 billion After-Tax NPV (8%) at Base Case metal prices
After-Tax IRR 18.1% at Base Case metal prices
Cashflow over the first four years of $951 million per year at Base Case metal prices

Base Case development contemplates 27-year mine life
Base Case metal prices:  Cu: US$3.60/lb, Au: US$1,700/oz, Ag: US$22/oz, Mo: US$14/lb

VANCOUVER, BC, June 28, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE: WRN) is pleased to release the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit in the Yukon, Canada ("Casino" or the "Project").  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of April 29, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

"The results from the Feasibility Study confirm the project's robustness and ability to withstand inflationary pressures.", said Paul West-Sells, President & Chief Executive Officer. "This Study reaffirms Casino as one of the very few long-life copper-gold projects with robust economics in a top mining district, the Yukon.  We are continuing to collaborate with our strategic investor, Rio Tinto, and continue to engage with First Nations and community stakeholders to advance this project toward the submission of Casino's Environmental and Socio-Economic statement in mid-2023."

In this news release, unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

HIGHLIGHTS

Base Case*
Payback period, years	3.3

NPV pre-tax (8% discount)	$3.47 billion
NPV after-tax (8% discount)	$2.33 billion

LOM pre-tax free cash flow	$13.71 billion
LOM after-tax free cash flow	$10.02 billion

IRR pre-tax (100% equity)	21.2%
IRR after-tax (100% equity)	18.1%

Initial Capital Investment	$3.62 billion
Total Reserve	1.4 billion tonnes
Mill Reserve	1.2 billion tonnes
Heap leach Reserve	210 million tonnes

Mill operation	27 years
Heap leach operation	24 years
LOM strip ratio	0.43:1

Base Case metal prices: Cu: US$3.60/lb, Au: US$1,700/oz, Ag: US$22/oz, Mo: US$14/lb.

KEY CHANGES FROM PRELIMINARY ECONOMIC ASSESSMENT

The Study in general took the design from the 2021 Preliminary Economic Assessment ("PEA") and brought the engineering to a Feasibility Study level; however, there are some notable changes from the PEA.

Heap Leach Operation

Metallurgical results obtained in 2021 indicated that gold recovery from the heap leach could be increased from 70% as outlined in the PEA to 80% by crushing the ore going to the heap leach to a p80 of 16 mm.  This updated gold recovery and crush size have been incorporated in the Feasibility Study along with additional capital for the crushing circuit.

This change, along with minor changes in grades and tonnage reporting to the heap leach pad, resulted in 20% greater gold predicted to be recovered through the heap leach circuit.

Milling Operation

Minor changes to the grades in tonnage treated through the mill resulted in 4.4% greater metal production predicted to be recovered through the heap leach circuit as compared to the PEA.

Cost Escalation

Due to inflation over the past 12 months since the PEA was issued, there were cost increases to certain capital and operating cost inputs.  Items of particular note were diesel price, which saw a price increase of 40.3%, and steel, reflected by a price increase in grinding media of 33.2%.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further development and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

The financial results of the Study are significantly influenced by copper and gold prices, as is shown in the tables below:

Copper Price (US$/lb)*	$3.00	$3.50	$3.60	$4.00	$4.50	$5.00
NPV pre-tax (8%) ($M)	2,547	3,318	3,473	4,090	4,862	5,634
NPV after-tax (8%) ($M)	1,655	2,221	2,334	2,786	3,351	3,917
IRR pre-tax	18.2%	20.7%	21.2%	23.0%	25.3%	27.4%
IRR after-tax	15.5%	17.7%	18.1%	19.7%	21.6%	23.5%
Payback (years)	3.8	3.4	3.3	3.0	2.8	2.6
Gold Price (US$/oz)*	$1,300	$1,500	$1,700	$1,850	$2,050	$2,200
NPV pre-tax (8%) ($M)	2,412	2,943	3,473	3,871	4,402	4,800
NPV after-tax (8%) ($M)	1,551	1,944	2,334	2,627	3,017	3,310
IRR pre-tax	17.5%	19.4%	21.2%	22.5%	24.2%	25.5%
IRR after-tax	14.9%	16.5%	18.1%	19.2%	20.7%	21.8%
Payback (years)	4.0	3.6	3.3	3.1	2.9	2.8

*All other metal prices except those noted are the same as the Base Case.

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,033	662
Average Annual After-tax Cash Flow ($millions)	951	517
Average Net Smelter Return (NSR) ($/t ore milled)	43.15	29.08
% of Revenue - Copper	48.5	46.8
% of Revenue - Gold	38.8	36.0
% of Revenue - Silver	2.1	2.4
% of Revenue - Molybdenum	10.6	14.8

CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,618
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap leach material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.26	0.43
Nominal Throughput
Mill (t/d)	120,000	120,000
Heap (t/d)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	241	163
Gold (kozs)	333	211
Silver (kozs)	1,596	1,277
Molybdenum (Mlbs)	15.5	15.1
Average Annual Mill Feed Grade
Copper (%)	0.300	0.189
Gold (g/t)	0.352	0.217
Silver (g/t)	2.054	1.659
Molybdenum (%)	0.025	0.021
Average Annual Heap Leach Grade*
Gold (g/t)	0.366	0.265
Silver (g/t)	2.356	1.95
Copper (%t)	0.042	0.036
Recovery (Mill)
Copper (%)	83.9	86.5
Gold (%)	67.7	67.1
Silver (%)	55.6	53.1
Molybdenum (%)	64.1	71.2
Recovery (Heap)
Gold (%)	80.0	80.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry kt)	390	264
Mo (dry kt)	13	12
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	26.5	24.9
Ag (g/t)	127.2	150.7
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

UPDATED MINERAL RESOURCE

The Mineral Resource has been updated for this Study, based on an updated resource block model developed during December 2021.  The updated model incorporated 2020 drilling and updated geologic models that were not available for previous studies.  The Mineral Resource includes Mineral Resources amenable to milling and flotation concentration methods ("Mill Material") and Mineral Resources amenable to heap leach recovery methods ("Leach Material").  Mill Material includes the supergene oxide ("SOX"), supergene sulphide ("SUS") and hypogene sulphide ("HYP") mineral zones.

Leach material is oxide dominant leach cap ("LC") mineralization.  The emphasis of leaching is the recovery of gold in the leach cap.

The first two following tables present the Mineral Resource for mill and leach material.  The third table presents the Mineral Resource for combined Mill and Leach Material for copper, gold, and silver.  The Mineral Resource for molybdenum is as shown with Mill Material since it will not be recovered for leach material.  The Mineral Resource is inclusive of the Mineral Reserve.

Mineral Resource for Mill Material at C$6.11 NSR Cutoff

Resource Category	Tonnes (Mt)	NSR (C$/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (Mlbs)	Gold (Moz)	Moly (Mlbs)	Silver (Moz)
Measured	144.9	40.09	0.30	0.38	0.024	2.1	0.64	953	1.8	75.2	9.6
Indicated	2,114.2	20.34	0.14	0.16	0.015	1.4	0.29	6,493	11.1	716.0	93.5
M+I	2,259.0	21.60	0.15	0.18	0.016	1.4	0.31	7,446	12.9	791.2	103.1
Inferred	1,371.5	15.41	0.10	0.14	0.009	1.1	0.21	3,029	6.1	286.0	50.5

Mineral Resource for Leach material at C$6.61 NSR Cutoff

Resource Category	Tonnes (Mt)	NSR (C$/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	43.3	23.79	0.05	0.44	2.7	0.47	51.5	0.62	3.7
Indicated	188.4	11.47	0.04	0.21	1.7	0.23	145.4	1.27	10.4
M+I	231.7	13.77	0.04	0.25	1.9	0.27	196.9	1.88	14.1
Inferred	40.9	11.33	0.05	0.20	1.4	0.22	46.9	0.27	1.9

Mineral Resource for Copper, Gold, and Silver (Mill and Leach)

Resource Category	Tonnes (Mt)	NSR (C$/t)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	188.2	36.34	0.24	0.40	2.2	1,005.0	2.4	13.3
Indicated	2,302.6	19.61	0.13	0.17	1.4	6,638.1	12.4	103.9
M+I	2,490.7	20.88	0.14	0.18	1.5	7,643.1	14.8	117.2
Inferred	1,412.5	15.30	0.10	0.14	1.2	3,075.5	6.3	52.3
Notes:
1. The Mineral Resources have an effective date of 29 April 2022 and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).
2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Resources for leach material are based on prices of US$3.50/lb copper, US$1650/oz gold and US$22/oz silver.
5. Mineral Resources for mill material are based on prices of US$3.50/lb copper, US$1650/oz gold, US$22/oz silver, and US$12.00/lb molybdenum.
6. Mineral Resources are based on NSR Cutoff of C$6.61/t for leach material and C$6.11/t for mill material.
7. NSR value for leach material is NSR (C$/t) = $15.21 x copper (%) + $50.51 x gold (g/t) + $0.210 x silver (g/t), based on copper recovery of 18%, gold recovery of 80% and silver recovery of 26%.
8 NSR value for hypogene sulphide mill material is NSR (C$/t) = $73.81 x copper (%) + $41.16 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver and 78.6% molybdenum.
9. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $80.06 x recoverable copper (%) + $43.03 x gold (g/t) + $142.11 x moly (%) + $0.464 x silver (g/t), based on recoveries of 69% gold, 60% silver and 52.3% molybdenum. Recoverable copper = 0.94 x (total copper – soluble copper).
10. Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.
11. AuEq and CuEq values are based on prices of US$3.50/lb copper, US$1650/oz gold, US$22/oz silver, and US$12.00/lb moly, and account for all metal recoveries and smelting/refining charges.
12. The NSR calculations also account for smelting and refining charges and payables.

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,550 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western Copper and Gold.  The following table presents the Mineral Reserve that is the basis for this Study.

Mineral Reserve

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	( %)	(g/t)	( %)	(g/t)	( %)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9
	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	( %)	( %)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:
1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).
2. Columns may not sum exactly due to rounding.
3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.
4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities. They range from a low of $6.11/t to a high of $25.00/t.
5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver. Recoverable copper = 0.94 x (total copper – soluble copper).
6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.
7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.
8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.
9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.
10. The NSR calculations also account for smelter/refinery treatment charges and payables.

INFRASTRUCTURE

A new 132-km all-weather access road will be developed, extending from the end of the existing Freegold Road and generally following the alignment of the existing "Casino Trail" to the mine site. The Study assumed that concentrates will be transported, stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The Project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

ENVIRONMENT, FIRST NATIONS AND COMMUNITY ENGAGEMENT

The Project is located within the traditional territory of Selkirk First Nation. Aspects of the Project impact the traditional territories of the Little Salmon/Carmacks First Nation, Tr'ondëk Hwëch'in, Kluane First Nation and White River First Nation.  The nearest communities are Pelly Crossing and the Village of Carmacks.

Western is committed to developing and operating the Project in a safe, ethical and socially responsible manner. Western has been consulting extensively on the Project since 2008, and First Nations and their technical advisors have participated directly in the refinement of the tailings and mine waste strategy at the Project, as reflected in the design presented in the Study.

Since 2006, Western has worked with over 50 different Yukon and First Nations joint venture companies during the development of the project. Western is active in the local community, with longstanding support and sponsorship of many local organizations and charities.

LOOKING FORWARD

Building on over ten years of baseline and analysis, the Company has assembled a team of best-in-class technical experts to design and lead the Environmental Assessment through the Yukon Environmental and Socio-economic Assessment Board ("YESAB") panel process. Western continues to collaborate with First Nations and communities on valued environmental and socio-economic components and project design. As the Project is further refined, Western will continue to seek feedback from and partnerships with local First Nations and communities and is committed to developing the Project with First Nations' and local community input.

CONFERENCE CALL

Western will hold a conference call on Tuesday, June 28, 2022 at 8 am Pacific Time (11 am Eastern Time) to discuss the Study.

Telephone access:
Vancouver local and International    1-604-638-5340
Toll Free North America:                   1-800-319-4610

An archived recording of the conference call will be available by dialing 1-604-638-9010 or 1-800-319-6413 within North America, passcode is 7194.  The call will be archived on the Company's website www.westerncopperandgold.com.

TECHNICAL REPORT & QUALIFIED PERSONS

M3 Engineering & Technology Corporation ("M3"), a full-service Engineering, Procurement, Construction & Management firm, is recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants.  A technical report prepared in accordance to National Instrument 43-101 ("NI 43-101") by the following Qualified Persons will be posted on the Company's website (www.westerncopperandgold.com) as well as on SEDAR (www.sedar.com), and on EDGAR within 45 days:

  Daniel Roth, P.Eng., of M3 – Project infrastructure, capital costs, and economic analysis.
  Laurie Tahija, MMSA-QP, of M3 – Metallurgy, recovery methods, and process operating costs.
  Patrick Dugan, P.E., of M3 – Power plant and associated infrastructure.
  Michael G. Hester, F Aus IMM, of Independent Mining Consultants – Mineral Resources.
  John Marek, P.Eng., of Independent Mining Consultants – Mineral Reserves, mining methods and mining costs.
  Carl Schulze, P.Geo., of Aurora Geosciences – History, geology, exploration, drilling, sampling, and data verification.
  Daniel Friedman, P.Eng., of Knight Piésold Ltd. – Tailings and heap leach facilities.
  Scott Weston, P.Geo., of Hemmera – Environmental.

The Qualified Persons have reviewed and approved the scientific, technical, and economic information contained in this news release. Readers are encouraged to read the technical report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this news release. The technical report is intended to be read as a whole, and sections should not be read or relied upon out of context.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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For further information: visit www.westerncopperandgold.com or please contact: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:03e 28-JUN-22